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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*


                                 MascoTech, Inc.
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                                (Name of Issuer)



                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                  574670 10 5
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                                 (CUSIP Number)


   Richard A. Manoogian, 21001 Van Born Road, Taylor, MI 48180 (313)274-7400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 1, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 pages.
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CUSIP NO. 574670 10 5             13D                        PAGE 2  OF 8  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Richard A. Manoogian
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions) PF and OO


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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

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                7   SOLE VOTING POWER
  NUMBER OF         4,621,576

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        2,061,953

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         4,424,716

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            2,061,953

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,683,529

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.8*

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14   TYPE OF REPORTING PERSON (See Instructions)
     IN

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* For purposes of calculating this percentage, shares outstanding include shares deemed beneficially owned by virtue of holding a current right to acquire shares, shares underlying convertible securities and options which are currently exercisable or which become exercisable within sixty days.
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CUSIP NO. 574670 10 5


The information contained in this Amendment No. 14 supplements and amends the information contained in the following Items of the Schedule 13D filed by Richard A. Manoogian relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer"), as heretofore amended.

         On August 2, 2000, the Issuer issued a press release (the "Press Release") announcing that it had entered into a Recapitalization Agreement dated as of August 1, 2000 (the "Recapitalization Agreement") with Riverside Company LLC, a Delaware limited liability company ("Riverside"), pursuant to which Riverside will be merged with and into the Issuer, with the Issuer as the surviving corporation (the "Riverside Merger"). Heartland Industrial Partners, L.P., a Delaware limited partnership ("Heartland"), controls Riverside and, as a result of the transactions contemplated by the Recapitalization Agreement will acquire control of the Issuer. The Recapitalization Agreement further provides that each share of the Common Stock held by the shareholders of the Issuer (other than certain shares of Common Stock held by Masco Corporation, by the reporting person, and by The Richard and Jane Manoogian Foundation) will be converted into a cash payment at the closing of $16.90 per share of Common Stock plus their prorata share of the net proceeds realized on the disposition of certain non-operating assets of the Issuer.

         The transactions contemplated by the Recapitalization Agreement are subject to certain conditions.

         In connection with the transactions contemplated under the Recapitalization Agreement, Riverside, Masco Corporation, the reporting person and the Richard and Jane Manoogian Foundation entered into an Exchange and Voting Agreement dated as of August 1, 2000 (the "Exchange and Voting Agreement"). Pursuant to the Exchange and Voting Agreement, Masco Corporation and the reporting person and the Richard and Jane Manoogian Foundation have agreed to vote in favor of the Recapitalization Agreement and the transactions contemplated thereunder. As a result of the transactions contemplated under the Recapitalization Agreement and the Exchange and Voting Agreement, Masco Corporation, the reporting person, and the Richard and Jane Manoogian Foundation, and other members of management will retain an equity stake of approximately 20% in the Issuer, as the surviving corporation after the consummation of the transactions contemplated thereunder.

         Each of the foregoing descriptions of the Recapitalization Agreement, the Exchange and Voting Agreement and the Press Release is qualified in its entirety by reference to the Recapitalization Agreement, a copy of which is attached hereto as Exhibit 99i and is incorporated herein by reference, to the Exchange and Voting Agreement, a copy of which is attached hereto as Exhibit 99.j and is incorporated herein by reference, and to the Press Release, a copy of which is attached hereto as Exhibit 99.l and is incorporated herein by reference.


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CUSIP NO. 574670 10 5


Item 4.  Purpose of the Transaction.

         Pursuant to the Exchange and Voting Agreement, a portion of the shares of Common Stock held by the reporting person and the Richard and Jane Manoogian Foundation will be exchanged for preferred stock of the Issuer prior to the Riverside Merger. This preferred stock will be converted into Common Stock of the Issuer in the Riverside Merger. As a result of these transactions, Heartland will acquire control of the Issuer and the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and to be delisted from the New York Stock Exchange.

Item 5.  Interest in Securities of Issuer.

         (a) After giving effect to transactions since the date of the previous amendment to this Schedule 13D, but prior to the transactions contemplated by the Recapitalization Agreement and the Exchange and Voting Agreement, as of August 1, 2000 the reporting person beneficially owned 6,683,529 shares of Common Stock, of which (i) 4,173,716 shares were owned directly, (ii) 196,860 shares had been granted under the restricted stock incentive plans of the Issuer and are still subject to certain restrictions on disposition as provided in such plans, (iii) 265,000 shares could be acquired upon the exercise of options granted under the Issuer's stock option plan to the extent such options are exercisable on or before October 1, 2000, (iv) 661,260 shares were owned by the Alex and Marie Manoogian Foundation, a charitable foundation of which the reporting person is a director, (v) 224,516 shares could be acquired by the Alex and Marie Manoogian Foundation upon the conversion of convertible securities of the Issuer held by such Foundation, (vi) 995,500 shares were owned by the Richard and Jane Manoogian Foundation, a charitable foundation of which the reporting person is a director, (vii) 109,677 shares could be acquired by the Richard and Jane Manoogian Foundation, a charitable foundation of which the reporting person is a director, upon conversion of convertible securities of the Issuer held by such Foundation, (viii) 20,000 shares were owned by the Armenian Apostolic Society, and (ix) an aggregate of 51,000 shares were owned by various trusts. To the best of his knowledge and based on the number of shares of Common Stock believed to be outstanding as of August 1, 2000, the reporting person would be deemed to be the beneficial owner of 14.8 percent of the shares of Common Stock. For purposes of calculating this percentage, shares outstanding include shares deemed beneficially owned by virtue of holding a current right to acquire shares, shares underlying convertible securities and options which are currently exercisable or which become exercisable within sixty days. Pursuant to the Recapitalization Agreement and the Exchange and Voting Agreement, the reporting person and the Richard and Jane Manoogian Foundation will continue to hold a portion of their equity in the Issuer following the Riverside Merger.

         (b) Subject to the Exchange and Voting Agreement: The reporting person has the sole power to vote all of the shares described in clauses (i) and (ii) of Item 5(a) above, and the sole power to dispose of the shares described in clause (i) of Item 5(a) above. The reporting person would have the sole power to vote and to dispose of the shares described in clause (iii) of Item 5(a) above upon their acquisition. The reporting person shares with the other directors voting and investment power with respect to the 1,656,760 shares owned by the Foundations described in clause (iv) and (vi) of Item 5(a) above. The reporting person would also share with


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CUSIP NO. 574670 10 5


the other directors voting and investment power with respect to the shares described in clauses (v) and (vii) of Item 5(a) above upon their acquisition. The reporting person, Christine Simone, Louise M. Simone and Eugene A. Gargaro, Jr., are the directors of the Alex and Marie Manoogian Foundation, and the reporting person, Eugene A. Gargaro, Jr. and Jane Manoogian are the directors of the Richard and Jane Manoogian Foundation, and all of the directors have a business address of 21001 Van Born Road, Taylor, Michigan 48180. To the knowledge of the undersigned, none of the directors of the Foundations has been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. They are all citizens of the United States of America. The reporting person shares with the thirty-four (34) other Trustees voting and investment power with respect to the 20,000 shares owned by the Society described in clause (viii) of Item 5(a) above. With respect to the other Trustees of the Society, the reporting person has not inquired with respect to their involvement in any proceedings or their addresses or citizenship. The reporting person shares with the other trustees voting and investment power with respect to the 51,000 shares owned by the trusts described in clause (ix) of Item 5(a) above. With respect to these other trustees, the reporting person has not inquired with respect to their involvement in any proceedings or their addresses or citizenship. Pursuant to the Exchange and Voting Agreement, the reporting person and the Richard and Jane Manoogian Foundation have agreed to vote all shares of Common Stock then beneficially owned in favor of the Transactions (as defined in the Recapitalization Agreement).

         (c) During the sixty day period ended August 1, 2000 no transactions in the Common Stock occurred, other than the lapse of restrictions on July 1, 2000 with respect to four thousand, five hundred (4,500) previously restricted shares (See Item 6).

         The reporting person disclaims any beneficial ownership or interest whatsoever in the shares of the Common Stock or other securities of the Issuer owned by the Foundations, Society and trusts, and the filing of this Amendment No. 14 to Schedule 13D shall not be construed as an admission that he is the beneficial owner of such shares or other securities. Shares of Common Stock owned by Masco Corporation, of which the reporting person is Chairman of the Board and Chief Executive Officer, are separately reported by Masco Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Issuer's 1984 Stock Option Plan and 1991 Long Term Stock Incentive Plan, the reporting person holds currently exercisable options and options which become exercisable on or before October 24, 1999 to acquire an aggregate of 265,000 shares of Common Stock. The option price was equal to the fair market value of the shares of Common Stock on the date of the grant and each option is exercisable cumulatively in installments over a period of ten years and one day.

         In addition to the above described options, the reporting person also holds awards of restricted shares of Common Stock pursuant to the Issuer's 1984 Restricted Stock Incentive Plan and its 1991 Long Term Stock Incentive Plan. Shares awarded pursuant to these Plans are


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CUSIP NO. 574670 10 5


restricted and held by the Issuer. Awards to the reporting person generally vest over a period of ten years contingent upon continued employment and automatically vest upon death or permanent and total disability or the occurrence of certain events constituting a change in control of Masco Corporation or the Issuer. The career restricted award of 35,000 shares made in 1998 is scheduled to vest one-third each year following retirement on or after age 65 (assuming continuous employment from the date of grant to the date of retirement) but the vesting schedule may be accelerated based on attainment of target share prices or target earnings per share amounts. Until the shares vest, the reporting person may not transfer ownership of such shares but has the right to vote them. As of August 1, 2000, 196,860 shares of Common Stock awarded to the reporting person under these Plans remained subject to the restrictions described herein.

As described above, pursuant to the Exchange and Voting Agreement the reporting person and the Richard and Jane Manoogian Foundation have agreed to exchange a portion of their shares of Common Stock into preferred stock prior to the Riverside Merger (which will be converted into Common Stock of the Issuer) and the reporting person and the Richard and Jane Manoogian Foundation have agreed to vote all shares of Common Stock then beneficially owned in favor of the Transactions.

                                  Page 6 of 8

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CUSIP NO. 574670 10 5

Item 7.  Material to be Filed as Exhibits.

*Exhibit 99.a      Option Award Letter dated November 11, 1996 from MascoTech,
                   Inc. to Richard A. Manoogian, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

*Exhibit 99.b      Stock Award Letters to Richard A. Manoogian from MascoTech,
                   Inc. dated March 18, 1994, February 24, 1995 and November 11,
                   1996, granted pursuant to the MascoTech, Inc. 1991 Long Term
                   Stock Incentive Plan

*Exhibit 99.c      Restricted Stock Award Agreement between Richard A. Manoogian and MascoTech, Inc., dated April 21, 1997, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan

*Exhibit 99.d      Restricted Stock Award Agreements between Richard A.
                   Manoogian and MascoTech, Inc., each dated April 2, 1998, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock
                   Incentive Plan.

*Exhibit 99.e      Career Restricted Stock Award Agreement between Richard A.
                   Manoogian and MascoTech, Inc., dated June 19, 1998, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock
                   Incentive Plan.

*Exhibit 99.f      Restricted Stock Award Agreement between Richard A. Manoogian and MascoTech, Inc., dated April 19, 1999, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan.

*Exhibit 99.g      Restricted Stock Award Agreement between Richard A. Manoogian and MascoTech, Inc., dated April 23, 1999, granted pursuant to the MascoTech, Inc. 1991 Long Term Stock Incentive Plan.

*Exhibit 99.h      MascoTech, Inc. 1991 Long Term Stock Incentive Plan (Restated
                   as of July 15, 1998). Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Annual Report on Form
                   10-K for the year ended December 31, 1998.

Exhibit 99.i Recapitalization Agreement dated as of August 1, 2000. Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Current Report on Form 8-K dated August 7, 2000.

Exhibit 99.j Press Release dated August 2, 2000. Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Current Report on Form 8-K dated August 7, 2000.

Exhibit 99.k Exchange and Voting Agreement dated as of August 1, 2000. Incorporated by reference to the Exhibits filed with MascoTech, Inc.'s Current Report on Form 8-K dated August 7, 2000.


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CUSIP NO. 574670 10 5

*Previously filed

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 10, 2000

/s/ Richard A. Manoogian
---------------------------
Richard A. Manoogian







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